SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 11, 2023

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Announcement of LM Ericsson Telephone Company, January 11, 2023 regarding “Ericsson Nomination Committee´s proposal for board of directors. Jan Carlson proposed as new Chairman”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: January 11, 2023

PRESS RELEASE January 11, 2023

Ericsson Nomination Committee´s proposal for board of directors. Jan Carlson proposed as new Chairman

•	Chairman, Ronnie Leten, has informed that he will not stand for re-election to the Board

•	Kurt Jofs and Nora Denzel have informed the Nomination Committee that they will not stand for re-election as directors

•	The Nomination Committee of Ericsson proposes that current board member Jan Carlson be elected as new Chairman of the Ericsson Board by the Annual General Meeting 2023 of the company

•	The Nomination Committee of Ericsson further proposes that Christy Wyatt and Jonas Synnergren be elected new board members by the Annual General Meeting 2023 of the company

The Nomination Committee of Ericsson (NASDAQ: ERIC) has informed the Company that it proposes that the shareholders elect at the Annual General Meeting 2023 ten ordinary board members with no deputy directors. The Nomination Committee proposes that the following persons be elected as board members:

Jan Carlson, Chairman (re-election)

Helena Stjernholm (re-election)

Jacob Wallenberg (re-election)

Jon Fredrik Baksaas (re-election)

Carolina Dybeck Happe (re-election)

Börje Ekholm (re-election)

Eric.Elzvik (re-election)

Kristin S. Rinne (re-election)

Christy Wyatt (new election)

Jonas Synnergren (new election)

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PRESS RELEASE January 11, 2023

Ronnie Leten, the current Chairman of the board, has informed he will not stand for re-election to the Board at the next Annual General Meeting. Ronnie was elected to the Ericsson board of directors as Chairman in 2018 and will continue to serve as Chairman for the remainder of his term. The Nomination Committee hence proposes that, the current board member, Jan Carlson be elected by the Annual General Meeting 2023 as new Chairman of the Ericsson Board.

Kurt Jofs and Nora Denzel have informed the Nomination Committee that they will not be available for re-election at the Annual General Meeting 2023.

It is the Nomination Committee’s assessment that each of the proposed board members, with their respective experiences, adds valuable expertise and experience to the Board. Christy Wyatt’s and Jonas Synnergren’s extensive international business experiences and deep software, enterprise and technology expertise will be of additional value to Ericsson and will further strengthen the board of directors.

Christy Wyatt is born 1972 and holds a Diploma of Scientific Computer Programming Technology from the College of Geographic Sciences in Canada. Christy has long-term international business experience from senior management roles within DTEX Systems, Good Technology and Motorola and is currently the President and CEO of Absolute Software.

Jonas Synnergren is born 1977 and holds a Master of Science in Business and Economics from Stockholm School of Economics in Sweden. Jonas has long-term international business experience as a Board member of Veoneer, Tieto and Metso and is currently a board member of Nordea. In addition, Jonas is Senior Partner in Cevian Capital, one of Ericsson’s shareholders.

Information of the board members proposed for re-election can be found on the company’s website (www.ericsson.com).

The company expects to hold its Annual General Meeting on March 29, 2023, and the Nomination Committee’s complete proposals and motivated statement will be announced in due time before the Annual General Meeting.

Johan Forssell, Chairman of the Nomination Committee says: “We believe that Ericsson has a strong board of directors to continue to drive the strategic agenda and further strengthen the culture of the company. Jan Carlson has a long career both as CEO and Chairman, as well as good knowledge of Ericsson after serving many years on the board. His international experience, technology background and personal qualities make him an excellent successor as Chairman of the Board, securing a smooth transition from Ronnie Leten.”

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PRESS RELEASE January 11, 2023

Ronnie Leten says: “It has been an honor to serve on the Ericsson board since 2018 and I am very proud of what has been achieved. Today Ericsson is a very strong company both strategically and financially. The company has brought 5G to the world and regained its technology leadership.”

Ronnie continues: “Börje Ekholm, since stepping in as CEO, has turned the company around and this continues with the important governance and cultural transformation which is underway.”

Commenting on the matter, Jan Carlson stated: “Having been on the Board since 2017, it is an honor to be put forward for the Ericsson Chairmanship. I look forward to the Annual General Meeting and to working closely with Börje, the Board and the executive team as we continue to execute on our strategy.”

Ericsson’s Nomination Committee consists of Johan Forssell, Investor AB (Chairman of the Nomination Committee); Karl Åberg, AB Industrivärden, Anders Oscarsson, AMF – Tjänstepension och Fonder, Niko Pakalén, Cevian Capital Partners Limited, and Ronnie Leten, Chairman of the Board.

NOTES TO EDITORS:

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MORE INFORMATION AT:

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media.relations@ericsson.com (+46 10 719 69 92)

investor.relations@ericsson.com (+46 10 719 00 00)

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PRESS RELEASE January 11, 2023

Contact person

Stella Medlicott, Senior Vice President, Marketing and Corporate Relations

Phone: +46 730 95 65 39

E-mail: media.relations@ericsson.com

Media contacts

Kirsty Fitzgibbon, Vice President, Head of External Relations, acting

Phone: +46 730 95 81 57

E-mail: media.relations@ericsson.com

Kristoffer Edshage, Head of Financial and Regulatory Communication

Phone: +46 722 20 44 46

E-mail: media.relations@ericsson.com

Media Relations

Phone: +46 10 719 69 92 E-mail: media.relations@ericsson.com

ABOUT ERICSSON:

Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions, Global Communications Platform, and Technologies and New Businesses. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above at 16:30 pm CET on January 11, 2023.

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